

November 17, 2025

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Addition of Principal-Form SBSE-A

To whom it may concern:

The following four changes are being made to Truist Bank Security-Based Swap Dealer Principals.

Two individuals that served as a Principals have moved to new roles within Truist and are being removed as Principals:

    Fadie Itayem, NFA ID 0544354, was a Principal of both the Truist Bank Swap Dealer and Security-Based Swap Dealer; and

    Brandy Conner Worgo, CRD No. 003036625, was a Principal of the Truist Bank Security-Based Swap Dealer.

The Truist Bank Swap Dealer and Security-Based Swap Dealer has onboarded the following individual as a Principal:

    Steven Scott, NFA ID 0573162, approved by the NFA as a Truist Bank Swap Dealer Principal on September 8, 2025.

The Truist Bank Security-Based Swap Dealer has onboarded the following individual as a Principal:

    George Mitchell Ballantyne Jr. assumed his role as a Truist Bank Security-Based Swap Dealer Principal on October 2, 2025. Mr. Ballantyne is a Principal only of the Truist Bank Security-Based Swap Dealer and does not have a NFA ID.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606